

April 23, 2013

Via E-mail
Mr. Gregory L. McKinney
Chief Financial Officer
Bank of the Ozarks, Inc.
17901 Chenal Parkway
Little Rock, Arkansas 72223

> **Re:** **Bank of the Ozarks**
> **Registration Statement on Form S-4**
> **Filed March 27, 2013**
> **File No. 333-187564**

Dear Mr. McKinney:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of any reports, presentations or other materials provided by Sandler O'Neill & Partners to the Board of The First National Bank of Shelby.

Questions and Answers, page 1

2. Please revise this section as follows:

   - revise the third answer to briefly and clearly describe the "possible adjustments" to the amount of the merger consideration stockholders will receive to which you refer and disclose the amount of any adjustment as of the date of your registration statement; and

- add a question and answer regarding the right to appraisal.

Summary page 5

3. As required by Item 3 of Form S-4, please revise the section entitled "Parties to the Proposed Merger" on page 5 as follows:

- revise the section entitled "FNB's Board of Directors," on page 7 to provide more detail, beyond the single sentence, summarizing the key reasons for the FNB Board approving and recommending the terms of the merger, including the 33 percent discount from book value; and

- revise the section entitled "Dissenters" Right of Appraisal, on page 8 to summarize the material terms of the appraisal process including the key steps that a shareholder must undertake to perfect its rights;

- revise the section entitled "Differences in Rights of Shareholders" on page 11 to identify and explain any material differences as required by Item 4(a)(4) of Form S-4.

Unaudited Pro Forma Combined Consolidated Financial Information

Notes to Unaudited Pro Forma Consolidated Combined Financial Statements as of and for the Year Ended December 31, 2012, pages 17 – 18

4. Your disclosure on page 14 indicates that the pro forma financial information assumes that the 10-day average closing price of Company common stock on the fifth business day prior to the closing of the merger is $35.09, which was the average closing price of the Company's common stock for the ten trading days ending on January 24, 2013, the last trading day before the announcement of the merger. Under ASC 805, the most recent stock price at the time of filing should be used for determining the value of stock to be issued in a transaction that has not yet consummated. Please revise accordingly.

5. In addition to the above, please revise the notes to the pro forma balance sheet to disclose the date at which the stock price was determined and a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price.

6. Please expand Note (c) to provide a detail of appropriate bid/ask spreads and other liquidity adjustments to investment securities available for sale and to define the term "not fully reflected." It is unclear why these adjustments are necessary since these investments are recorded at fair value in the December 31, 2012 financial statements of FNB.

7. Please expand Note (k) to state the amount of repurchase agreements and FHLB advances from the Federal Loan Bank of Atlanta that the company intends to prepay in connection with the merger along with their related prepayment penalty. In addition, explain how you determined the prepayments are (i) directly attributable to the transaction and (ii) factually supportable in accordance with Article 11 of Regulation S-X.

8. Please tell us why you have included the estimated prepayment penalties for your FHLB Atlanta advances and repurchase agreements totaling $10.6 million in your purchase price allocation included in Note (g). If these adjustments are intended to be fair value adjustments (and you do not actually intend to prepay these amounts), please clarify your disclosure and explain how fair value was determined. For example, revise to state, if true, that you estimated fair value using quoted market prices, if available, or by discounting future cash flows using current interest rates for similar borrowings. If fair value was determined differently for short-term borrowings (for example, if the carrying value approximates fair value), please revise to disclose the methodology used.

9. Please tell us the nature of the certain costs and contract buyouts expected to be incurred in connection with the merger appearing in Notes (l) and (r). In addition, explain how these adjustments give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the company and (iii) factually supportable pursuant to Rule 11-02 (b) (6) of Regulation S-X. Note that if these costs represent transaction costs, they may be presented in the pro forma balance sheet but they should not be reflected in the pro forma income statement.

10. We note you are able to estimate the fair values of the acquired loan portfolios and time deposits, however you are unable to estimate the related accretion as noted in

Notes (n) and (o). Please tell us and revise your notes to explain in further detail why you are unable to estimate these amounts. Alternatively, revise your pro forma income statement to include your best estimate of such amounts, including the expected useful lives of these assets.

11. Please tell us why you do not include an amortization adjustment on your pro forma income statement related to the $2.9 million write-down of certain leasehold improvements to be acquired from FNB, as discussed in Note (f). Alternatively, revise your pro forma income statement to include your best estimate of such amount, including the expected useful life of this asset.

12. We note your statement in Note (p), that you have not included any adjustment related to the elimination of operational costs in connection with the merger because you are continuing to evaluate FNB's operations. The timing and effects of typical cost saving actions (for example, termination of employees, closing facilities) are generally too uncertain to meet the requirements of Article 11 of Regulation S-X. . Management's estimate of how these actions are expected to impact the operations and liquidity of the newly combined companies going forward should be discussed in MD&A and in supplemental information clearly identified as forward-looking information. Please revise or advise us, as applicable.

13. Please revise to remove the adjustment made to reverse the deferred tax valuation allowance totaling $3.9 million recorded by FNB during 2012. Alternatively, explain how you determined this adjustment gives effect to an event that is expected to have a continuing impact in accordance with Article 11 of Regulation S-X.

Risk Factors, page 21

14. Please add a risk factor addressing the risk that after each shareholder votes on the merger, the amount of the merger consideration may decline based on adjustments under the merger agreement.

The Company Makes and Holds in its Loan and Lease Portfolio . . . , page 27

15. Please revise this risk factor to provide additional detail regarding the risks from the concentration of eighty seven percent of your loan portfolio in real estate loans in two states. Quantify how the merger will affect the risk in terms of the concentration of your loan portfolio both geographically and by type of loan.

Background of the Merger, page 45

16. Please revise this section as follows:

- revise the first paragraph (or provide a cross-reference to a full discussion elsewhere) to provide detail regarding each of the material terms of the Formal Agreement with the Comptroller of the Currency; and

- revise the second paragraph (or provide a cross-reference) to describe the articles of the Formal Agreement with which you are in compliance and those with which you are not in compliance;

- revise the last paragraph on page 47 to explain why the purchase price dropped from $65 to $75 million in the indications of interest to $60 million.

FNB's Reasons for the Merger and the Recommendations of the Roebling Board…, page 50

17. Please revise this section to disclose in detail the reasons the Board of FNB recommended accepting $160 in cash and/or stock per share despite the fact that this amount is one third less than the current book value of FNB. In addition, as required by Item 4(a)(2) of Form S-4, add a separate section in which you identify the reasons for the merger and for paying $64 million for FNB and the extent to which you considered FNB's Formal Agreement with the Comptroller of the Currency.

Opinion of FNB's Financial Advisor, page 53

18. Please revise this section as follows:

- revise the second paragraph on page 53 to state as required by Item 1015(b)(5) of Regulation M-A whether FNB determined the amount of consideration to be paid or whether Sandler O'Neill recommended the amount of consideration to be paid and disclose that Sandler O'Neill has consented to the use of its opinion letter in the registration statement;

- revise the second paragraph on page 53 as required by Item 1015(b)(6) of Regulation M-A to disclose instructions received from FNB and any limitation imposed by FNB on the scope of the investigation;

- revise the first paragraph on page 63 to identify as required by Item 1015(b)(4) of Regulation M-A each of the "certain liabilities" for which you have provided indemnification to Sandler O'Neill and to disclose the extent of your indemnification and disclose any fees paid within the past two years by either FNB or Bank of the Ozarks to Sandler O'Neill.

Interests, of Certain Executive Officers and Directors on the Merger, age 63

19. Please revise the section to explain the reason you have entered into a retention agreement with the CEO of FNB which pays her $285,000 since you have entered into a new employment agreement with her under which you will be paying her a salary and other benefits.

Material United States Federal Income Tax Consequences of the Merger, page 71

20. Please revise this section to clarify that you have received tax opinions and that they are filed as exhibits to the registration statement. State that the disclosure in this section is based upon the tax opinions.

Certain Information Concerning the First National Bank of Shelby

Balance Sheet Review, page 97

21. Please revise to discuss the reasons for the large changes in cash and cash equivalents and investments during the year ended December 31, 2012. Specifically disclose the circumstances leading to your decision to sell all of your held-to-maturity securities during the year and increase cash and cash equivalents rather than reinvesting the proceeds from the sales in additional available for sale securities. Referring to ASC 320-10-26-6 (a) through (f), tell us how the sale of your held-to-maturity securities complied with the applicable guidance. Refer to ASC 320-10-50-10d for disclosure requirements.

Financial Statements

Notes to the Financial Statements

Note 17- Subsequent Events, page 152

22. We note your disclosure that the 10 day average closing price of Bank of the Ozarks (the Company's) common stock, used to determine the number of Company shares to be issued, will not be less than $27.00 per share and will not be greater than $44.20 per share. Please tell us and revise to disclose your basis for this statement or remove it. We note the Company's stock closed at $44.58 on 03/27/13.

Exhibits

Exhibit 8.1 Tax Opinion of Kutak Rock LLP

Exhibit 8.2 Tax Opinion of Nelson Mullins Riley & Scarborough LLP

    23. Please revise each opinion as follows:

- revise the third and second paragraph of each respective opinion so that it is clear that you are relying on representations only as to factual matters; and
- revise the fourth paragraph of the Kutak Rock opinion and the third paragraph of the Nelson Mullins opinion so that each specifically opines upon the material tax consequences of the merger and describes the federal tax consequences to shareholders of receiving cash and/or stock as consideration for their shares of FNB.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley at (202) 551-3695 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb at (202) 551-3416 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director